April 28, 2016

Via EDGAR

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Toyota Motor Corporation
The Pre-Effective Amendment No. 2 to Registration Statement on Form F-4
Filed April 15, 2016
File No. 333-209402

Dear Mr. McWilliams,

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated April 20, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Amendment No. 2 to the Registration Statement on Form F-4 filed on April 15, 2016. In conjunction with this letter, Toyota is filing the Pre-Effective Amendment No. 3 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 3 to the Registration Statement, showing changes from the Pre-Effective Amendment No. 2 to the Registration Statement filed on April 15, 2016, is being delivered to the Staff separately.

The response of Toyota to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comment and have provided the response immediately below the comment. The page number references in Toyota’s response relate to the marked copy of the Pre-Effective Amendment No. 3 to the Registration Statement.

In addition to the amendments in response to the Staff’s comment, Toyota has amended certain portions of the Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff.

Toyota has not included as part of the filing of the Pre-Effective Amendment No. 3 to the Registration Statement all of the exhibits that are required to be included. Toyota plans to include the other exhibits in a later amendment to the Registration Statement.

Questions and Answers About the Share Exchange, page v

What are the U.S. federal income tax consequences of the share exchange, page ix

1.	Refer to the fourth sentence of the answer to this question. Please clarify that it is the opinion of U.S. counsel that more likely than not the share exchange will qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code. Please similarly revise the last paragraph on page 4 and the last paragraph on page 29.

In response to the Staff’s comment, Toyota has revised the disclosure on pages ix, 4 and 29, and has also made conforming revisions to disclosures on pages 7 and 37. Counsel has also revised its opinion in Exhibit 8.2 of the Registration Statement to consent to references to it under an additional caption.

Toyota acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:

Ada D. Sarmento (Securities and Exchange Commission)

Hiroyuki Kobayashi (Toyota Motor Corporation)

Yasuhiro Nonaka (Toyota Motor Corporation)

Koji Sugimoto (PricewaterhouseCoopers Aarata)